EXHIBIT 99.3

Chunghwa Telecom

February 5, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2016

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
Jan	Net sales	19,582,761	19,326,152	(+)256,609	(+)1.33%

Jan- Jan	Net sales	19,582,761	19,326,152	(+)256,609	(+)1.33%

b Trading purpose : None